FILE NO. 082-04750

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

FOR THE INTERIM PERIOD ENDED MAY 31, 2007

1. Consolidated results for the interim period ended May 31, 2007 (From December 1, 2006 to May 31, 2007):

(1) Operating results - consolidated

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Net sales	¥232,483 million (3.3%)	¥225,112 million (-0.1%)	¥456,067 million
Operating income	¥7,445 million (-4.1%)	¥7,764 million (34.9%)	¥14,159 million
Ordinary income	¥7,427 million (-5.0%)	¥7,817 million (39.0%)	¥14,262 million
Net income	¥3,542 million (10.9%)	¥3,195 million (43.5%)	¥6,071 million
Net income per share -primary	¥23.18	¥20.88	¥39.66
Net income per share - diluted	¥ -	¥20.88	¥39.66

(Notes)

1. Equity income ¥60 million ¥149 million ¥223 million

2. The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions - consolidated

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Total assets	¥289,402 million	¥279,352 million	¥290,186 million
Net assets	¥159,776 million	¥154,049 million	¥156,217 million
Equity ratio	48.5%	48.6%	47.3%
Net assets per share	¥918.76	¥885.75	¥896.69

(Note)

Equity ¥140,378 million ¥135,652 million ¥137,339 million

(3) Cash flows - consolidated

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Net cash provided by operating activities	¥8,596 million	¥3,964 million	¥21,443 million
Net cash used in investing activities	- ¥ 6,525 million	- ¥8,960 million	- ¥16,589 million
Net cash provided by (used in) financing activities	- ¥1,403 million	¥4,301 million	¥3,187 million
Cash and cash equivalents at the end of the interim period or year	¥19,973 million	¥12,473 million	¥21,212 million

2. Dividend status

	Year ended November 30, 2006 (Actual)	Year ending November 30, 2007 (Actual)	Year ending November 30, 2007 (Estimate)
Dividend per share:			
Interim period	¥ 6.50	¥7.00	-
Year-end	¥7.50	-	¥7.00
Annual Dividend per share	¥14.00	-	¥14.00

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2007 (From December 1, 2006 to November 30, 2007):

	Year ending November 30, 2007
Net sales	¥467,000 million
	(2.4%)
Operating income	¥15,800 million
	(11.6%)
Ordinary income	¥15,200 million
	(6.6%)
Net income	¥6,700 million
	(10.4%)
Net income per share	¥43.84

(Note) The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

4. Additional notes

(1) Changes of important subsidiaries during the interim period (Changes of specific subsidiaries due to change in scope of consolidation) No

(2) Changes in principle, procedures and presentation of accounting treatment in preparing consolidated financial statements in the current interim period

(i) Changes resulting from revisions to accounting standards: Yes

(ii) Changes other than (i): No

(Note) For more details, please refer to changes in accounting policy on basis of presentations for interim consolidated financial statements.

(3) Number of shares issued (common shares)

(i) Number of shares issued at the end of the period or year (including treasury stock):

As of May 31, 2007	155,464,515 shares
As of May 31, 2006	155,464,515 shares
As of November 30, 2006	155,464,515 shares

(ii) Number of treasury stock at the end of the period or year

As of May 31, 2007	2,672,685 shares
As of May 31, 2006	2,314,742 shares
As of November 30, 2006	2,302,148 shares

(Note) For basis for calculating net income per share (consolidated), please refer to per share data.

(Reference) BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION)

1. Non-consolidated results for the interim period ended May 31, 2007 (From December 1, 2006 to May 31, 2007):

(1) Operating results – non-consolidated

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Net sales	¥115,989 million (1.4%)	¥114,368 million (-1.3%)	¥230,598 million
Operating income	¥2,901 million (-24.2%)	¥3,825 million (12.0%)	¥5,645 million
Ordinary income	¥3,270 million (-21.1%)	¥4,144 million (13.9%)	¥6,165 million
Net income	¥1,724 million (-17.9%)	¥2,101 million (0.8%)	¥2,883 million
Net income per share	¥11.28	¥13.73	¥18.83

(Note) The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions – non-consolidated

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Total assets	¥202,015 million	¥198,488 million	¥200,019 million
Net assets	¥120,993 million	¥120,856 million	¥120,325 million
Equity ratio	59.9%	60.9%	60.2%
Net assets per share	¥791.63	¥788.88	¥785.35
(Notes)			
Equity	¥120,993 million	¥120,856 million	¥120,325 million

2. Estimate of non-consolidated operating results for the fiscal year ending November 30, 2007 (From December 1, 2006 to November 30, 2007):

	Year ending November 30, 2007
Net sales	¥235,000 million
	(1.9%)
Operating income	¥6,000 million
	(6.3%)
Ordinary income	¥6,200 million
	(0.6%)
Net income	¥3,200 million
	(11.0%)
Net income per share	¥20.93

(Note) The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results. As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Figures of amounts are described by discarding fractions less than one million yen.

Cash flow index

	November 30,2004	November 30,2005	November 30,2006	May 31,2007
Equity ratio (%)	48.4	49.8	47.3	48.5
Equity ratio based on market price (%)	52.7	58.6	54.6	60.2
Debt service coverage (%)	246.2	242.5	201.7	252.8
Interest coverage ratio (times)	27.9	29.5	42.1	26.8

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio = Equity / Total assets ※1

   Equity ratio based on market price = Market value of total stock / Total assets ※2

   Debt service coverage = Interest-bearing debt / Operating cash flow ※3

   Interest coverage ratio = Operating cash flow / Interest paid ※4

※1. Equity is calculated by the following formula.
Equity = Net assets – Stock subscription rights – Minority interests

※2. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares of at the end of (interim period) fiscal year (excluding treasury stock).

※3.Interest-bearing debt includes all debts whose interest is paid in the (interim) consolidated balance sheet.

※4.'Operating cash flow' and 'Interest Paid' are the figure of Net cash provided by operating activities and Interest paid reported in the (interim) consolidated statements of cash flows, respectively.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

	May 31, 2007	May 31, 2006	November 30, 2006
ASSETS:			
CURRENT ASSETS:			
Cash and deposits	21,542	13,436	22,179
Notes and accounts receivable	73,055	72,124	73,689
Securities	-	27	12
Inventories	15,948	16,928	15,761
Deferred tax assets	1,888	1,902	2,305
Other	3,794	4,664	5,137
Allowance for doubtful accounts	(527)	(529)	(565)
Total current assets	115,701	108,555	118,519
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	117,495	111,229	115,858
Machinery, equipment and transportation equipment	117,562	114,308	116,537
Land	40,313	40,454	40,342
Construction in progress	1,613	4,769	1,330
Other	8,064	8,037	7,866
Accumulated depreciation	(165,360)	(158,628)	(161,820)
Total tangible fixed assets	119,688	120,170	120,116
Intangible fixed assets			
Consolidation adjustment accounts	-	47	31
Goodwill	15	-	-
Other	2,491	2,733	2,785
Total intangible fixed assets	2,507	2,781	2,817
Investments and other assets			
Investment in securities	25,745	24,887	24,694
Deferred tax assets	772	978	844
Other	24,994	21,905	23,190
Allowance for doubtful accounts	(203)	(293)	(289)
Total investments and other assets	51,309	47,477	48,439
Total fixed assets	173,505	170,429	171,373
DEFERRED ASSETS:			
Business commence costs	195	367	293
Total deferred assets	195	367	293
Total assets	289,402	279,352	290,186

	May 31, 2007	May 31, 2006	November 30, 2006
LIABILITIES:			
CURRENT LIABILITIES:			
Notes and accounts payable	40,145	37,864	43,741
Short-term loans payable	14,864	12,043	13,487
Accounts payable-other	21,350	21,965	21,883
Accrued income taxes	3,268	3,183	3,494
Deferred tax liabilities	8	2	11
Reserve for sales rebates	1,448	789	1,237
Reserve for bonuses	2,046	2,385	1,662
Reserve for directors' and corporate auditors' bonuses	49	51	92
Other	5,142	4,305	6,563
Total current liabilities	88,325	82,591	92,174
LONG-TERM LIABILITIES:			
Bonds	10,500	10,500	10,500
Long-term loans payable	18,102	20,755	19,260
Deferred tax liabilities	7,423	5,931	6,707
Reserve for retirement benefits	2,506	2,853	2,574
Reserve for directors' and corporate auditors' retirement pay	752	1,121	1,218
Other	2,015	1,549	1,532
Total long-term liabilities	41,301	42,711	41,794
Total liabilities	129,626	125,302	133,969
NET ASSETS:			
Owners' equity:			
Paid-in capital	24,104	24,104	24,104
Capital surplus	29,432	29,431	29,432
Earned surplus	86,070	81,426	83,305
Treasury stock	(2,651)	(2,281)	(2,268)
Total owners' equity	136,955	132,680	134,574
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	5,178	5,046	4,676
Deferred gains or losses on hedges	50	14	(5)
Translation adjustments	(1,806)	(2,088)	(1,905)
Total valuation and translation adjustments	3,422	2,972	2,765
Minority interests	19,397	18,397	18,878
Total net assets	159,776	154,049	156,217
Total liabilities and net assets	289,402	279,352	290,186

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
NET SALES	232,483	225,112	456,067
COST OF SALES	176,598	170,047	345,241
Gross profit	55,885	55,065	110,825
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	48,439	47,301	96,665
Operating income	7,445	7,764	14,159
NON-OPERATING INCOME:			
Interest income and dividend receivable	279	228	532
Equity income	60	149	223
Other	257	258	537
NON-OPERATING EXPENSES:			
Interest expense	327	253	538
Other	287	329	652
Ordinary income	7,427	7,817	14,262
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	7	9	141
Gain on sales of investment in securities	26	12	65
Subsidy received	373	-	-
Other	173	68	128
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	449	619	966
Other	156	221	337
Net income before income taxes and minority interests	7,402	7,066	13,294
Income taxes	3,152	2,958	4,846
Income taxes deferred	285	382	1,270
Minority interests	421	530	1,105
Net income	3,542	3,195	6,071

Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2007

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available -for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217
Changes of items during the interim period											
Increase in earned surplus resulting from Change in fiscal year-end of certain subsidiaries			370		370						370
Dividends from surplus			(1,149)		(1,149)						(1,149)
Net income			3,542		3,542						3,542
Repurchase of treasury stock				(382)	(382)						(382)
Net changes of items other than owners' equity						502	56	98	657	519	1,176
Total changes of items during the interim period	—	—	2,764	(382)	2,381	502	56	98	657	519	3,558
Balance at May 31, 2007	24,104	29,432	86,070	(2,651)	136,955	5,178	50	(1,806)	3,422	19,397	159,776

Q.P. CORPORATION

Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2006

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2005	24,104	29,418	79,295	(2,500)	130,318	4,448	—	(2,353)	2,094	17,919	150,332
Changes of items during the interim period											
Dividends from surplus			(994)		(994)						(994)
Net income			3,195		3,195						3,195
Repurchase of treasury stock				(4)	(4)						(4)
Disposal of treasury stock		13		223	236						236
Directors' and corporate auditors' bonuses			(70)		(70)						(70)
Net changes of items other than owners' equity						598	14	265	877	477	1,354
Total changes of items during the interim period	—	13	2,130	218	2,362	598	14	265	877	477	3,717
Balance at May 31, 2006	24,104	29,431	81,426	(2,281)	132,680	5,046	14	(2,088)	2,972	18,397	154,049

Q.P. CORPORATION

Consolidated Statements of Changes in Net Assets

(Millions of yen)

Year ended November 30, 2006

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2005	24,104	29,418	79,295	(2,500)	130,318	4,448	—	(2,353)	2,094	17,919	150,332
Changes of items during the fiscal year											
Dividends from surplus			(1,990)		(1,990)						(1,990)
Net income			6,071		6,071						6,071
Repurchase of treasury stock				(8)	(8)						(8)
Disposal of treasury stock		14		240	254						254
Directors' and corporate auditors' bonuses			(70)		(70)						(70)
Net changes of items other than owners' equity						227	(5)	448	670	958	1,629
Total changes of items during the fiscal year	—	14	4,009	231	4,255	227	(5)	448	670	958	5,884
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Ⅰ. CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	7,402	7,066	13,294
Depreciation and amortization	5,913	5,755	12,162
Loss on impairment of fixed assets	-	142	164
Amortization of consolidation adjustment accounts	-	15	31
Amortization of goodwill	15	-	-
Amortization of bond issue cost	-	8	8
Equity income	(60)	(149)	(223)
Write-down of investment in securities	5	7	53
Write-down of golf course memberships	-	1	33
Decrease in reserve for retirement benefits	(82)	(2,567)	(3,710)
Increase in prepaid pension cost	(1,630)	-	-
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	(474)	(40)	56
Increase in reserve for sales rebates	211	63	511
Increase (decrease) in reserve for directors' and corporate auditors' bonuses	(24)	51	92
Increase (decrease) in reserve for bonuses	1,233	677	(45)
Decrease in allowance for doubtful accounts	(90)	(89)	(57)
Interest income and dividend receivable	(279)	(228)	(532)
Interest expense	327	253	538
Gain on sales of investment in securities	(26)	(12)	(65)
Loss on sales and disposal of fixed assets	442	609	825
Increase in notes and accounts receivable	(3,435)	(5,995)	(7,538)
(Increase) decrease in inventories	8	(655)	520
Increase in notes and accounts payable	2,560	722	6,572
Increase (decrease) in accounts payable-other	(694)	1,774	2,036
Increase (decrease) in accrued consumption taxes	624	(319)	(209)
Decrease in accrued expenses	(3,142)	(1,845)	-
Increase in long-term accounts payable	479	-	-
Directors' and corporate auditors' bonuses paid	-	(70)	(70)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	-	(31)	(31)
Other	815	132	98
Sub-total	10,099	5,275	24,513
Interest income and dividends received	516	238	500
Interest paid	(320)	(256)	(509)
Income taxes paid	(1,699)	(1,293)	(3,061)
Net cash provided by operating activities	8,596	3,964	21,443

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities	-	(11)	(11)
Sales of securities	8	11	26
Purchase of tangible fixed assets	(5,259)	(7,582)	(13,982)
Purchase of intangible fixed assets	(189)	(381)	(917)
Purchase of investment in securities	(231)	(816)	(1,445)
Sales of investment in securities	130	44	263
Loans receivable made	(638)	(380)	(919)
Collection of loans receivable	516	155	568
Disbursements for time deposits	(256)	(1,009)	(1,018)
Withdrawal of time deposits	9	10	19
Other	(614)	999	827
Net cash used in investing activities	(6,525)	(8,960)	(16,589)
III. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	41,000	49,022	96,290
Repayment of short-term loans	(39,920)	(54,230)	(100,515)
Borrowing on long-term loans	1,300	11,750	12,050
Repayment of long-term loans	(2,160)	(1,887)	(3,246)
Issue of bonds	-	491	491
Paid in from minority shareholders	-	17	17
Cash dividends paid	(1,149)	(994)	(1,990)
Cash dividends paid to minority shareholders	(90)	(100)	(156)
Repurchase of treasury stock	(382)	(4)	(8)
Sales of treasury stock	-	236	254
Net cash provided by (used in) financing activities	(1,403)	4,301	3,187
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3	41	43
V. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	670	(653)	8,085
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	21,212	13,127	13,127
VII. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE IN FISCAL YEAR-END OF CERTAIN SUBSIDIARIES	(1,909)	-	-
VIII. CASH AND CASH EQUIVALENTS AT END OF THE INTERIM PERIOD OR YEAR	19,973	12,473	21,212

BASIS OF PREPARATIONS FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The consolidated subsidiaries comprise forty-four companies in the current fiscal year.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd., and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise twenty-one companies.

The significant non-consolidated subsidiaries are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in five affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in twenty-one non-consolidated subsidiaries including Kyuso L-Plan Corporation and in seven affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) INTERIM CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The interim closing date of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is June 30, and that of KIFUKI U.S.A. Co., Ltd., Q&B Foods Inc., Henningsen Foods Inc., Henningsen Nederland B.V. and Henningsen Foods Netherland Inc. is March 31. The subsidiaries with the closing date of June 30 are consolidated based on their temporary financial statements at May 31. The subsidiaries with the closing date of March 31 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from April 1 to May 31 are reflected in the interim consolidated financial statements.

From the current interim period, 36 domestic consolidated subsidiaries, except for K.R.S. Corporation changed their year-end from March 31 to May 31. Therefore, the period of those subsidiaries included in the current interim period comprised eight months. Net income of those subsidiaries corresponding to the first two months from October 1, 2006 to November 30, 2006 was directly accounted for as "Increase in earned surplus resulting from change in fiscal year-end of certain subsidiaries" in the consolidated statements of changes in net assets and cash flows of those subsidiaries corresponding to the same period were accounted for as "Decrease in cash and cash equivalents resulting from change in fiscal year-end of certain subsidiaries" in the consolidated statements of cash flows.

(4) ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and stocks of affiliated companies excluded from application of the equity method are stated at moving average cost.

3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method.

Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets acquired before March 31, 2007 are depreciated by the declining balance method which was regulated by the former regulation and those acquired on and after April 1, 2007 are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired between April 1, 1998 and March 31, 2007 are depreciated by the straight-line method which was regulated by the former regulation and those acquired on and after April 1, 2007 are depreciated by the straight-line method.

(Change in accounting policy)

In accordance with the changes of tax code introduced in the 2007 tax reform, concerning the depreciation of tangible fixed assets acquired on and after April 1, 2007, the method of computing depreciation expenses have been changed to the new regulation.

The effect which this change has on the statement of income is immaterial.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for directors' and corporate auditors' bonuses

Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated amounts payable at the end of current fiscal year.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated retirement benefit obligations and pension fund assets at the end of current fiscal year.

Some consolidated subsidiaries adopt other method than the above.

Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S Corporation, which is registered on First Section of Tokyo Stock Exchange (from ten to thirteen years), based on the average remaining employees' service year, and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at the end of current interim period according to each company's bylaw.

However, K.R.S. Corporation, S.Y. Promotion Co., Ltd and Y.M. Kyuso Corporation abolished the rule on the retirement pay to the directors and corporate auditors pursuant to the resolutions made at the fixed shareholders' meeting of the companies held from November, 2006 to February, 2007. Consequently, according to the resolution, accrued ¥479million of retirement benefits to directors and corporate auditors were fully reserved until their retirement and the amounts corresponding to the accrued retirements benefits recorded until the day of abolishment were included in the other of fixed liabilities.

d. Deferred assets

Business commence costs are deferred and amortized by the straight-line method and the amortization period of the costs is five years.

e. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. The exceptional accounting method is adopted to the interest swap agreements which conform to the special regulated terms.

2. Hedge instruments are forward exchange contracts, crude oil price swap agreements, crude oil price collar option contracts and interest swap contracts.

3. Hedge items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest of loans

4. The Company and consolidated subsidiaries enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate, crude oil price swap agreements and crude oil price collar option contracts to hedge risks from fluctuation in light and heavy oil price, and interest swap agreements to hedge risks from moving on fluctuation in interest rate.

   In addition, the Company and consolidated subsidiaries never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

   Interest swap agreements are omitted to measure their effectiveness due to conforming to the special regulated terms.

(5) OTHER

a. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

b. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish tax expenses for tax purpose and tax adjustment amounts.

(6) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	May 31, 2007	May 31, 2006	November 30, 2006
(1) Contingent liabilities (guarantees)	725	576	513
(2) Pledged assets and secured debts			
Pledged assets			
Tangible fixed assets	10,883	10,262	10,326
Total	10,883	10,262	10,326
Secured debts			
Short-term loans payable	2,851	1,874	3,635
Long-term loans payable	2,832	3,925	3,058
Total	5,683	5,799	6,694

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen		
	May 31, 2007	May 31, 2006	November 30, 2006
1. Research and development costs included in general and administrative expenses	1,541	1,513	3,196

2. Loss on impairment of fixed assets

Interim period ended May 31, 2007

None

Interim period ended May 31, 2006

The Company and subsidiaries recognized loss on impairment for the following group of assets in the current interim period.

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi,etc.	Idol properties (2 properties)	Land	112
Nagano	Idol properties (2 properties)	Land	29

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.

In the current interim period, the book value of the idol properties was written down to the recoverable amount by ¥ 142 million, accounted for as an extraordinary loss, due to decline of their land prices.

Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

Year ended November 30, 2006

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi,etc.	Idol properties (2 properties)	Land	112
Nagano	Idol properties (2 properties)	Land	29
Okayama,etc.	factories	Land	17
	(2 properties)	Buildings and structures	4

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.

In the current fiscal year, the book value of the idol properties was written down to the recoverable amount by ¥ 164 million, accounted for as an extraordinary loss, due to decline of their land prices.

Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Interim period ended May 31, 2007

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Issued shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of the previous fiscal year	155,464,515 shares	2,302,148 shares
Increase in number of shares	—	370,537 shares
Decrease in number of shares	—	— shares
Number of shares at the end of the current interim period	155,464,515 shares	2,672,685 shares

(Notes) Increase in number of common stock of treasury stock is due to acquisition of the odd stock of 4,637shares and to acquisition of the stock of 365,900 in accordance with the Article 156 of corporate law which is applied by the third paragraph of Article 165 of corporate law.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 94th shareholders' meeting held at February 23, 2007

(1) Total amounts of dividend:	¥ 1,149million
(2) Dividend per share	¥ 7.50
(3) Record date	November 30, 2006
(4) Effective date	February 26, 2007

(2) Dividends whose effective date is after the end of the current interim period and record date is included in the current interim period

The resolution matter of the board of directors' meeting held at July 10, 2007

(1) Total amounts of dividend:	¥ 1,069million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.00
(4) Record date	May 31, 2007
(5) Effective date	August 8, 2007

Interim period ended May 31, 2006

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Issued shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of the previous fiscal year	155,464,515 shares	2,527,890 shares
Increase in number of shares	—	3,852 shares
Decrease in number of shares	—	217,000 shares
Number of shares at the end of the current interim period	155,464,515 shares	2,314,742 shares

(Notes)

1. Increase in number of common stock of treasury stock is due to acquisition of the odd stock.
2. Decrease in number of common stock of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 93rd shareholders' meeting held at February 22, 2006

(1) Total amounts of dividend:	¥994 million
(2) Dividend per share	¥6.50
(3) Record date	November 30, 2005
(4) Effective date	February 22, 2006

(2) Dividends whose effective date is after the end of the current interim period and record date is included in the current interim period

The resolution matter of the board of directors' meeting held at July 10, 2006

(1) Total amounts of dividend:	¥995 million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥6.50
(4) Record date	May 31, 2006
(5) Effective date	August 8, 2006

Year ended November 30, 2006

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Issued shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of the previous fiscal year	155,464,515 shares	2,527,890 shares
Increase in number of shares	—	8,258 shares
Decrease in number of shares	—	234,000 shares
Number of shares at the end of the current fiscal year	155,464,515 shares	2,302,148 shares

(Notes)

1. Increase in number of common stock of treasury stock is due to acquisition of the odd stock.
2. Decrease in number of common stock of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 93rd shareholders' meeting held at February 22, 2006

(1) Total amounts of dividend:	¥994million
(2) Dividend per share	¥6.50
(3) Record date	November 30, 2005
(4) Effective date	February 22, 2006

(2) The resolution matter of the board of directors' meeting held at July 10, 2006

(1) Total amounts of dividend:	¥995million
(2) Dividend per share	¥6.50
(3) Record date	May 31, 2006
(4) Effective date	August 8, 2006

(3)Dividends whose effective date is after the end of the current fiscal year and record date is included in the current fiscal year

The resolution matter of the 94th shareholders' meeting held at February 23, 2007

(1) Total amounts of dividend:	¥1,149million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥7.50
(4) Record date	November 30, 2006
(5) Effective date	February 26, 2007

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen		
	May 31, 2007	May 31, 2006	November 30, 2006
Cash and deposits	21,542	13,436	22,179
(Deduction)			
Time deposits with maturity over three months	(1,568)	(963)	(966)
Cash and cash equivalents	19,973	12,473	21,212

The Company reclassified "Other" of the cash flows from operating activities, which was presented in the first quarter statement as "DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE OF CLOSING DATE OF CONSOLIDATED SUBSIDIARY" from the current interim period. As a result, the company prepared the consolidated statements of cash flow in the current interim period based on the above reclassification.

SEGMENT INFORMATION

(1) Segment information of business line

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2007					
Sales					
(1) Sales to customers	187,473	45,010	232,483	—	232,483
(2) Internal sales or transfers to/from segments	7	12,062	12,069	(12,069)	—
Total	187,481	57,072	244,553	(12,069)	232,483
Operating expenses	179,058	55,982	235,040	(10,002)	225,038
Operating income	8,423	1,089	9,512	(2,067)	7,445

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2006					
Sales					
(1) Sales to customers	180,952	44,159	225,112	—	225,112
(2) Internal sales or transfers to/from segments	4	11,973	11,978	(11,978)	—
Total	180,957	56,133	237,091	(11,978)	225,112
Operating expenses	172,113	54,362	226,476	(9,127)	217,348
Operating income	8,843	1,770	10,614	(2,850)	7,764

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Year ended November 30, 2006					
Sales					
(1) Sales to customers	366,581	89,485	456,067	—	456,067
(2) Internal sales or transfers to/from segments	10	24,215	24,226	(24,226)	—
Total	366,592	113,701	480,293	(24,226)	456,067
Operating expenses	349,930	110,384	460,315	(18,408)	441,907
Operating income	16,661	3,316	19,977	(5,817)	14,159

(Notes)

a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Food
Distribution	Storage and transportation

c. Operating expenses unable to be allocated to segments, mainly belong to general control division in the head office of the Company and consolidated subsidiaries K.System Co., Ltd. and Kewpie Ai Co., Ltd.. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 2,100 million, ¥ 2,884 million, and ¥ 5,886 million for the interim period ended May 31, 2007 and 2006 and for the year ended November 30, 2006, respectively.

d. The change of the method of the allocation of operating expenses

Most of the operating expenses of the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd. were included in "Elimination and /or addition on the column of the above table, but with the establishment of the medium-term management plan, we reconsider the method of the allocation of Operating expenses. As a result, we have partly changed the method of the allocation to the way by which we allocate the operating expenses to the rate of the services from the current interim period.

By this change, the operating expenses of "Foodstuffs" increase by ¥870 million and the operating income decreases by the same amounts, and "Elimination and/or addition" decreases by ¥870 million and the operating income increases by the same amounts.

If we adopt this new method the segment information of business line in the previous interim period and in the previous fiscal year, the operating expenses of "Foodstuffs" in the previous interim period and the previous fiscal year increase by ¥768 million and ¥1,890 million, and the operating income decreases by the same amounts and the operating expenses of "Elimination and/or addition" in the previous interim period and the previous fiscal year decrease by ¥768 million and ¥1,890 million, and the operating income increases by the same amounts.

(2) Geographical business

Segment information of the geographical business is not disclosed since the proportion of domestic sales in the interim period ended May 31, 2007 and 2006 and for the year ended November 30, 2006, exceeds 90% to the total amount of segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the interim period ended May 31, 2007 and 2006 and for the year ended November 30, 2006, are less than 10% of consolidated sales, respectively.

Consolidated Per Share Data

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Net assets per share	¥918.76	¥885.75	¥896.69
Net income per share-primary	¥23.18	¥20.88	¥39.66
Net income per share-diluted	¥-	¥20.88	¥39.66

(Note)

1. Net income per share-diluted in the interim period ended May 31, 2007 is not presented because of no issue of potential stocks.

2. Calculation Basis of net income per share and net income per share-diluted is as follows.

(Millions of yen)

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
Net income per share			
Net income	3,542	3,195	6,071
Amounts not attributable to common share	-	-	-
Net income attributable to common share	3,542	3,195	6,071
Weighted average number of common share	152,854 thousand shares	153,017 thousand shares	153,087 thousand shares
Net income per share-diluted			
Adjustments to net income	-	0	(0)
(Including interest expense after tax adjustment)	(-)	(0)	(-)
Increase in common share	-	11	0
(Including convertible bonds)	(-)	(11)	(0)
Summary of potential shares which were not included in calculation basis of net income per share-diluted because they do not have dilutive effects	—	—	Common shares for stock option granted of total treasury stock number regulated article 210, No.2 of Commercial Code before revision and whose rights lapsed by the expiration of execution period in current fiscal year 876,000shares Resolution at an ordinary general meeting of shareholders February 23, 2001 Exercise price: ¥1,089 Execution period: From December 1, 2003 to November 30,2006

(Omission of disclosure)

The disclosure of "Lease Transactions", "Securities" and "Derivative Financial Transactions" is omitted, because it is considered not to be so necessary to disclose in this brief note of the account.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

(Millions of yen)

	May 31, 2007	May 31, 2006	November 30, 2006
ASSETS:			
CURRENT ASSETS:			
Cash and deposits	16,932	10,428	16,724
Notes	323	450	458
Accounts receivable	40,826	40,731	37,837
Inventories	8,280	8,973	7,959
Short-term loans receivable	19,604	22,639	20,741
Deferred tax assets	1,053	621	1,065
Other	1,615	1,709	2,580
Allowance for doubtful accounts	(1,307)	(1,049)	(1,137)
Total current assets	87,326	84,506	86,230
FIXED ASSETS:			
Tangible fixed assets			
Buildings	24,863	23,059	25,150
Machinery and equipment	14,972	15,454	15,888
Land	17,195	17,245	17,189
Construction in progress	1,161	3,736	1,048
Other	2,633	2,449	2,613
Total tangible fixed assets	60,826	61,945	61,888
Intangible fixed assets	1,229	1,357	1,405
Investments and other assets			
Investment in securities	18,343	18,147	17,520
Stocks of subsidiaries and affiliated companies	19,273	19,259	19,259
Prepaid pension costs	9,926	8,294	8,840
Other	5,154	5,124	5,025
Allowance for doubtful accounts	(64)	(146)	(150)
Total investments and other assets	52,632	50,679	50,495
Total fixed assets	114,688	113,981	113,789
Total assets	202,015	198,488	200,019

	May 31, 2007	May 31, 2006	November 30, 2006
LIABILITIES:			
CURRENT LIABILITIES:			
Accounts payable	24,582	22,773	22,108
Short-term loans payable	6,243	5,626	5,818
Accounts payable-other	8,024	8,188	7,961
Accrued income taxes	1,372	1,468	1,387
Reserve for sales rebates	1,448	789	1,237
Reserve for bonuses	1,026	903	310
Reserve for directors' and corporate auditors' bonuses	15	15	30
Other	1,794	1,755	3,857
Total current liabilities	44,508	41,520	42,712
LONG-TERM LIABILITIES:			
Bonds	10,000	10,000	10,000
Long-term loans payable	13,916	14,180	14,048
Reserve for directors' and corporate auditors' retirement pay	591	500	545
Deferred tax liabilities	6,713	5,303	6,162
Other	5,291	6,126	6,226
Total long-term liabilities	36,512	36,111	36,982
Total liabilities	81,021	77,632	79,694
NET ASSETS:			
Owners' equity			
Paid-in capital	24,104	24,104	24,104
Capital surplus			
Capital legal reserve	29,418	29,418	29,418
Other capital surplus	14	13	14
Total capital surplus	29,432	29,431	29,432
Earned surplus			
Earned legal reserve	3,115	3,115	3,115
Other earned surplus	62,280	61,918	61,704
Special depreciation reserve	33	39	33
Reserve for deduction entry of property replaced by purchase	2,108	2,136	2,108
General reserve	57,300	56,500	56,500
Earned surplus brought forward	2,838	3,242	3,063
Total earned surplus	65,395	65,033	64,820
Treasury Stock	(2,638)	(2,268)	(2,255)
Total owners' equity	116,294	116,301	116,101
Valuation and translation adjustments			
Valuation difference on available-for-sale securities	4,699	4,554	4,223
Total valuation and translation adjustments	4,699	4,554	4,223
Total net assets	120,993	120,856	120,325
Total liabilities and net assets	202,015	198,488	200,019

Q.P. CORPORATION

Non-Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2007	Interim period ended May 31, 2006	Year ended November 30, 2006
NET SALES	115,989	114,368	230,598
COST OF SALES	79,701	77,708	157,646
Gross profit	36,288	36,659	72,951
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	33,386	32,834	67,306
Operating income	2,901	3,825	5,645
NON-OPERATING INCOME:			
Interest income and dividend receivable	515	473	780
Other	130	94	252
NON-OPERATING EXPENSES:			
Interest expense	144	102	228
Other	132	146	283
Ordinary income	3,270	4,144	6,165
EXTRAORDINARY GAINS:			
Reversal of allowance for doubtful accounts	38	29	57
Subsidy received	373	—	—
Other	34	34	197
EXTRAORDINARY LOSSES:			
Loss on disposal of fixed assets	334	256	493
Allowance for doubtful accounts	205	402	476
Other	135	157	247
Net income before income taxes	3,043	3,392	5,203
Income taxes	1,318	1,291	1,612
Income taxes deferred	—	—	708
Net income	1,724	2,101	2,883

Q.P.CORPORATION

Non-Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2007

	Owners' equity										Valuation and translation adjustments		
		Capital surplus		Earned surplus									
					Other earned surplus								
	Paid-in	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	Total net assets
Balance at November 30, 2006	24,104	29,418	14	3,115	33	2,108	56,500	3,063	(2,255)	116,101	4,223	4,223	120,325
Changes of items during the interim period													
Dividends from surplus								(1,149)		(1,149)			(1,149)
Net income								1,724		1,724			1,724
Repurchase of treasury stock									(382)	(382)			(382)
Disposal of treasury stock													
Transfer to reserve							800	(800)		-			-
Net changes of items other than owners' equity											476	476	476
Total changes of items during the interim period	—	—	—	—	—	—	800	(224)	(382)	192	476	476	668
Balance at May 31, 2007	24,104	29,418	14	3,115	33	2,108	57,300	2,838	(2,638)	116,294	4,699	4,699	120,993

Non-Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2006

	Owners' equity								
		Capital surplus		Earned surplus					
					Other earned surplus				
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	Special account reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward
Balance at November 30, 2005	24,104	29,418	—	3,115	49	2,105	59	54,700	3,927
Changes of items during the interim period									
Dividends from surplus									(994)
Net income									2,101
Repurchase of treasury stock									
Disposal of treasury stock			13						
Transfer to reserve					5	60		1,800	(1,866)
Transfer from reserve					(15)	(29)	(59)		105
Directors' and corporate auditors' bonuses									(30)
Net changes of items other than owners' equity									
Total changes of items during the interim period	—	—	13	—	(9)	30	(59)	1,800	(684)
Balance at May 31, 2006	24,104	29,418	13	3,115	39	2,136	—	56,500	3,242

	Owners' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	
Balance at November 30, 2005	(2,487)	114,993	3,994	3,994	118,987
Changes of items during the interim period					
Dividends from surplus		(994)			(994)
Net income		2,101			2,101
Repurchase of treasury stock	(4)	(4)			(4)
Disposal of treasury stock	223	236			236
Transfer to reserve		—			—
Transfer from reserve		—			—
Directors' and corporate auditors' bonuses		(30)			(30)
Net changes of items other than owners' equity			560	560	560
Total changes of items during the interim period	218	1,308	560	560	1,868
Balance at May 31, 2006	(2,268)	116,301	4,554	4,554	120,856

Non-Consolidated Statement of Changes in Net Assets

(Millions of yen)

Year ended November 30, 2006

	Owners' equity								
		Capital surplus		Earned surplus					
					Other earned surplus				
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	Special account reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward
Balance at November 30, 2005	24,104	29,418	—	3,115	49	2,105	59	54,700	3,927
Changes of items during the fiscal year									
Dividends from surplus									(1,990)
Net income									2,883
Repurchase of treasury stock									
Disposal of treasury stock			14						
Transfer to reserve					13	69		1,800	(1,882)
Transfer from reserve					(29)	(66)	(59)		156
Directors' and corporate auditors' bonuses									(30)
Net changes of items other than owners' equity									
Total changes of items during the fiscal year	—	—	14	—	(16)	2	(59)	1,800	(864)
Balance at May 31, 2006	24,104	29,418	14	3,115	33	2,108	—	56,500	3,063

	Owners' equity		Valuation and translation adjustments		
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	Total net assets
Balance at November 30, 2005	(2,487)	114,993	3,994	3,994	118,987
Changes of items during the interim period					
Dividends from surplus		(1,990)			(1990)
Net income		2,883			2,883
Repurchase of treasury stock	(8)	(8)			(8)
Disposal of treasury stock	240	254			254
Transfer to reserve		—			—
Transfer from reserve		—			—
Directors' and corporate auditors' bonuses		(30)			(30)
Net changes of items other than owners' equity			229	229	229
Total changes of items during the interim period	231	1,108	229	229	1,337
Balance at May 31, 2006	(2,255)	116,101	4,223	4,223	120,325

1. Summary of Sales and Income – Results and Estimate (Consolidation)

(Billions of yen)

	1st Half of FY2006 (a)	1st Half of FY2007 (Estimate) (b)	1st Half of FY2007 (c)	Difference ((c)-(a))	Percentage over the previous period ((c)/(a))	Difference ((c)-(b))	Percentage over the estimation ((c)/(b))
Sales	225.1	228.1	232.5	+7.4	103.3%	+4.4	101.9%
Operating income	7.8	7.2	7.4	-0.4	94.9%	+0.2	102.8%
Ordinary income	7.8	6.9	7.4	-0.4	94.9%	+0.5	107.2%
Net income	3.2	2.9	3.5	+0.3	109.4%	+0.6	120.7%

(Note) "1st Half of FY2007 (Estimate)" was disclosed on January, 2007.

2. Principal component of Selling, General and Administrative Expenses – Results and Estimate (Consolidation)

(Billions of yen)

	1st Half of FY2005	1st Half of FY2006	1st Half of FY2007	FY2006	FY2007 (Estimate)
Sale promotion expense	10.4	11.2	11.5	23.9	22.5
Advertising expense	4.8	4.6	4.7	8.9	8.8
Warehousing and carrying charge	12.9	12.9	13.4	26.6	27.1
Labor expense	9.9	9.5	9.8	19.2	19.7
R&D expense	1.4	1.5	1.5	3.2	3.3

3. Non-operating income and expenses, extraordinary gains and losses – Results and Estimate and Principal items of increase or decrease in comparison with the previous year (Consolidation)

(Billions of yen)

	1st Half of FY2006 (a)	1st Half of FY2007 (b)	Description of principal change (Comparison between (b) and (a))	FY2007 (Estimate)
Non-operating income and expenses-Net	0.1	(0.0)	Decrease in equity income -0.1	(0.6)
Extraordinary gains and losses-Net	(0.8)	(0.0)	Subsidy received +0.4 Decrease in loss on sales and disposal of fixed assets +0.2	(0.6)

4. Changes in consolidated balance sheets – Results

(Billions of yen)

	Nov 30, 2006	May 31, 2007	Increase (Decrease)	Description of principal change
(Assets)				
Current assets	118.5	115.7	-2.8	Decrease in cash and deposits -0.6 Decrease in receivables in trade -0.6
Fixed assets				
Tangible and intangible fixed assets	122.9	122.2	-0.7	Increase in purchase +5.9 Decrease in depreciation -6.4
Investment and other assets	48.4	51.3	+2.9	Increase in investment in securities +1.1 Increase in prepaid pension costs +1.7
(Liabilities)				
	134.0	129.6	-4.4	Decrease in payables in trade -4.1
(Net assets)				
	156.2	159.8	+3.6	Increase in earned surplus +2.8 Increase in valuation difference on available-for-sale securities +0.5 Increase in minority interests +0.5 Increase in treasury stock -0.4

5. Capital Investments and Depreciation Expense – Results and Estimate (Consolidation)

(Billions of yen)

	1st Half of FY2005	1st Half of FY2006	1st Half of FY2007	FY2006	FY2007 (Estimate)
Capital Investments	5.0	8.4	5.7	15.3	12.4
Depreciation Expense	5.9	5.8	5.9	12.2	12.6

6. Business results of principal subsidiaries for the interim period ending November 30, 2007

(Millions of yen)

	Sales	Operating income	Net income	Total assets	Net assets	Percentage of voting rights (Note 1)
Q.P. Egg Co., Ltd (Note 2,5)	30,521	1,034	628	15,954	6,234	88.0%
Deria Foods Co., Ltd (Note 3,5)	17,081	24	24	6,199	839	100.0%
K.R.S Corporation (Note 4)	46,970	170	35	43,347	21,651	44.8%

(Notes)

1. Percentage of voting rights is calculated on direct and indirect holding.
2. Q.P. Egg Co., Ltd which is engaged in manufacture and sale of egg materials plays a core part in the egg products business.
3. Deria Foods Co., Ltd which is engaged in sale of salads and prepared foods plays a core part in the vegetables and salads business.
4. K.R.S Corporation plays a core part in the distribution systems business.
5. Q.P. Egg Co., Ltd and Deria Foods Co., Ltd changed their year-end from September 30 to November 30 from the current fiscal year.

7. Sales and Operating Income of business line – Results and Estimate (Consolidation)

New business segment

(Billions of yen)

		1st Half of FY2005	1st Half of FY2006	1st Half of FY2007	FY2006	FY2007 (Estimate)
Condiments and Processed foods	Sales		85.6	88.8	172.2	175.1
	Percentage		-	103.7%	-	101.7%
	Operating income		6.3	6.1	10.3	11.2
	Percentage		-	96.8%	-	108.7%
Health Function Products	Sales		8.3	8.5	17.4	18.4
	Percentage		-	102.4%	-	105.7%
	Operating income		0.3	0.3	0.8	1.3
	Percentage		-	100.0%	-	162.5%
Egg products	Sales		41.0	42.5	82.5	85.0
	Percentage		-	103.7%	-	103.0%
	Operating income		1.3	1.3	2.4	2.9
	Percentage		-	100.0%	-	120.8%
Salads and prepared foods	Sales		46.1	47.7	94.5	97.0
	Percentage		-	103.5%	-	102.6%
	Operating income		0.2	0.8	1.2	1.8
	Percentage		-	400.0%	-	150.0%
Distribution systems	Sales		44.2	45.0	89.5	91.5
	Percentage		-	101.8%	-	102.2%
	Operating income		1.7	1.0	3.3	2.7
	Percentage		-	58.8%	-	81.8%
Elimination and/or addition	Sales					
	Percentage		-	-	-	-
	Operating income		(2.1)	(2.1)	(3.8)	(4.1)
	Percentage		-	100.0%	-	107.9%
Total	Sales		225.1	232.5	456.1	467.0
	Percentage		-	103.3%	-	102.4%
	Operating income		7.8	7.4	14.2	15.8
	Percentage		-	94.9%	-	111.3%

Former business segment

(Billions of yen)

		1st Half of FY2005	1st Half of FY2006	1st Half of FY2007	FY2006	FY2007 (Estimate)
Core operation	Sales	82.8	83.6		167.6	
	Percentage	101.3%	101.0%		101.3%	
	Marginal income	14.3	13.6		24.9	
	Percentage	100.7%	95.1%		94.7%	
Egg products	Sales	45.9	42.7		85.8	
	Percentage	135.8%	93.0%		95.1%	
	Marginal income	3.2	5.6		11.4	
	Percentage	58.2%	175.0%		121.3%	
Healthcare products	Sales	6.8	6.2		13.3	
	Percentage	87.2%	91.2%		88.7%	
	Marginal income	1.0	0.9		1.9	
	Percentage	100.0%	90.0%		90.5%	
Vegetables and salads	Sales	46.8	48.5		99.9	
	Percentage	111.2%	103.6%		102.8%	
	Marginal income	1.9	2.2		5.4	
	Percentage	105.6%	115.8%		120.0%	
Distribution systems	Sales	43.0	44.2		89.5	
	Percentage	106.4%	102.8%		102.6%	
	Marginal income	3.2	3.1		5.9	
	Percentage	97.0%	96.9%		93.7%	
Total	Sales	225.3	225.1		456.1	
	Percentage	109.5%	99.9%		100.2%	
	Marginal income	23.6	25.4		49.5	
	Percentage	91.5%	107.6		101.9%	

(Note)

The business segment has been reformed as follows since FY 2007.

1. "Core operation" on the former segment, whose main products comprised mayonnaise and dressings segment and fruit applications and cooked foods segment has been reclassified as "Condiments and Processed food".
2. "Healthcare products" has been reclassified as "Health Function Products"
3. Fine Chemical section of "Egg products" on the former segment has been amalgamated with "Health Function Products"

8. Principal management index – Results (Consolidation)

	1st Half of FY2005	1st Half of FY2006	1st Half of FY2007	FY2005	FY2006
Net sales (millions of yen)	225,300	225,112	232,483	455,007	456,067
Year-to-year percentage change (%)	9.5	(0.1)	3.3	7.4	0.2
Operating income (millions of yen)	5,757	7,764	7,445	12,830	14,159
Year-to-year percentage change (%)	(30.9)	34.9	(4.1)	(18.1)	10.4
Operating income to net sales (%)	2.6	3.4	3.2	2.8	3.1
Ordinary income (millions of yen)	5,625	7,817	7,427	12,829	14,262
Ordinary income to net sales (%)	2.5	3.5	3.2	2.8	3.1
Net income (millions of yen)	2,227	3,195	3,542	5,465	6,071
Net income ratio (%)	1.0	1.4	1.5	1.2	1.3
Net assets (millions of yen)	128,008	154,049	159,776	132,412	156,217
Total assets (millions of yen)	265,125	279,352	289,402	265,724	290,186
Equity ratio (%)	48.3	48.6	48.5	49.8	47.3
Net assets per share (yen)	836.99	885.75	918.76	865.32	896.69
Net income per share – primary (yen)	14.56	20.88	23.18	35.25	39.66
Net income per share - diluted (yen)	13.54	20.88	-	32.64	39.66
Return on equity (%)	1.7	2.4	2.6	4.2	4.5
Ordinary income to total assets (%)	2.1	2.9	2.6	4.9	5.1
Net cash provided by operating activities (millions of yen)	1,012	3,964	8,596	15,686	21,443
Net cash used in investing activities (millions of yen)	(6,764)	(8,960)	(6,525)	(11,625)	(16,589)
Net cash provided by (used in) financing activities (millions of yen)	(1,116)	4,301	(1,403)	(7,415)	3,187
Free cash flow (millions of yen)	(5,751)	(4,996)	2,071	4,061	4,854
Free cash flow per share (yen)	(37.60)	(32.66)	13.55	26.55	31.71
Cash and cash equivalents at end of the interim period or year (millions of yen)	9,560	12,473	19,973	13,127	21,212
Interest-bearing debt (millions of yen)	42,977	43,299	43,466	38,042	43,248
Number of regular full-time employees [Average number of temporary employees]	8,582 [8,275]	8,714 [8,504]	9,024 [8,618]	8,548 [8,351]	8,805 [8,474]

(Notes)

1. Consumption taxes are not included in net sales.
2. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 30, 2006 .
3. Net income per shared-diluted is not described from the current fiscal year because of no existence of potential stocks.

9. Principal component of Selling, General and Administrative Expenses – Results and Estimate (Non-consolidation)

(Billions of yen)

	1st Half of FY2005	1st Half of FY2006	1st Half of FY2007	FY2006	FY2007 (Estimate)
Sale promotion expense	10.0	10.7	11.0	22.9	21.5
Advertising expense	4.7	4.4	4.6	8.5	8.5
Warehousing and carrying charge	6.0	6.0	5.9	12.1	12.0
Labor expense	5.8	5.5	5.6	11.3	11.5
R&D expense	1.1	1.2	1.2	2.5	2.7

10. Sales of Salads Condiments by Market Type – Results (Non-consolidation)

(Billions of yen)

		1st Half of FY2005	1st Half of FY2006	1st Half of FY2007
Household-use	Volume (1,000 t)	65	62	64
	Amount	33.6	33.1	34.2
Professional-use	Volume (1,000 t)	44	45	46
	Amount	15.6	15.8	16.2

11. Principal management index (Non-consolidation)

Term ended	1st Half of FY2005	1st Half of FY2006	1st Half of FY2007	FY2005	FY2006
Net sales (millions of yen)	115,830	114,368	115,989	232,668	230,598
Year-to-year percentage change (%)	(1.3)	(1.3)	(1.4)	1.1	(0.9)
Operating income (millions of yen)	3,416	3,825	2,901	6,074	5,645
Year-to-year percentage change (%)	(26.0)	12.0	(24.2)	(16.5)	(7.1)
Operating income to net sales (%)	2.9	3.3	2.5	2.6	2.4
Ordinary income (millions of yen)	3,693	4,144	3,270	6,453	6,165
Ordinary income to net sales (%)	3.1	3.6	2.8	2.8	2.7
Net income (millions of yen)	2,084	2,101	1,724	3,769	2,883
Net income ratio (%)	1.8	1.8	1.5	1.6	1.3
Paid-in capital (millions of yen)	24,104	24,104	24,104	24,104	24,104
Total number of issued shares (shares)	155,464,515	155,464,515	155,464,515	155,464,515	155,464,515
Net assets (millions of yen)	116,331	120,856	120,993	118,987	120,325
Total assets (millions of yen)	192,012	198,488	202,015	189,865	200,019
Equity ratio (%)	60.6	60.9	59.9	62.7	60.2
Net assets per share (yen)	760.39	788.88	791.63	777.57	785.35
Year dividend per share, and interim dividend per share in parentheses (yen)	6.50	6.50	7.00	13.00	14.00
Net income per share - primary (yen)	13.62	13.73	11.28	24.44	18.83
Net income per share - diluted (yen)	12.69	13.73	-	22.83	18.83
Return on equity (%)	1.8	1.8	1.4	3.2	2.4
Ordinary income to total assets (%)	1.9	2.1	1.6	3.4	3.2
Number of regular full-time employees [Average number of temporary employees]	2,497 [983]	2,542 [1,061]	2,636 [921]	2,444 [1,035]	2,475 [1,018]
Stock price (yen)	945	1,054	1,141	1,018	1,035

(Notes)

1. Consumption taxes are not included in net sales.
2. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 30,2006 .
3. Net income per shared-diluted is not described from the current fiscal year because of no exsitence of potential stocks.

END